UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Roboligent, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Texas

Date of organization
May 3, 2016

Physical address of issuer
2712 Meister Pl, Round Rock, TX 78664

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 2,020,063.44	$240,562.36
Cash & Cash Equivalents	$1,799,625.76	$31,086.55
Accounts Receivable	$0.00	$34,000.00
Short-term Debt	$433,399.22	$213,972.95
Long-term Debt	$8,932.46	$12,024.59
Revenues/Sales	$756,965.00	$108,292.00
Cost of Goods Sold	$156,044.70	$0.00
Taxes Paid	$30,516.39	$24,572.88
Net Income	-$441,239.73	-$338,670.85

May 13, 2025

FORM C-AR

Roboligent, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Roboligent, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://roboligent.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 13, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Roboligent, Inc. (the "Company") is a Texas Corporation, formed on May 3, 2016.

The Company is located at 2712 Meister Pl, Round Rock, TX 78664.

The Company's website is https://roboligent.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Roboligent develops AI-powered mobile Manipulator Robot (Humanoid Robot) that seamlessly integrate with human workflows, addressing labor shortages and boosting efficiency in manufacturing and healthcare. Utilizing advanced force-controlled(Soft robot) technology and artificial intelligence, we create safe, adaptable solutions for diverse applications, including medical rehabilitation. Our mission is to revolutionize industries by automating tasks, enhancing productivity, and improving quality of life, driven by our team's innovation and commitment to a future where humans and robots work harmoniously.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk- An investment in the Company, Roboligent, Inc.
(also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the

Company will be able to find sufficient demand for our products including force-control actuators, force-control manipulators, Optima Regen, and Optima Dex, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the robotics industry or go public on an established stock exchange. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to 3,500,000 US dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products including force-control actuators, force-control manipulators, Optima Regen, and Optima Dex are variants of one type of product scheme, providing robotic hardware platforms for human-robot interactive and AI-enabled automation. Our revenues are therefore dependent upon the market for robot hardware, logistics automation, and robotic rehabilitation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product for AI-enabled pick-and-delivery automation or that the product for warehouse automation may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We have manufactured a beta product for Optima Regen, the mobile manipulators for rehabilitation, and a prototype product for Optima Dex, the autonomous mobile manipulator robot that is in the development stage for autonomous pick-and-deliver automation. Delays or cost overruns in the development of our autonomous mobile manipulator for pick-and-deliver automation and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, force-control actuators, manipulators, and Optima Regen, will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products, Optima Dex, will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have robot products on the market and/or various respective product development programs including various robotics companies. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early-stage company and have limited revenue and operating history The Company has a short history, few customers, and small revenue. If you are investing in this company, it's because you think that our robotic systems are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns five pending patents for the core technology of our robotic systems, two Internet domain names, and several trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell one of our products, Optima Regen, is dependent on the outside government regulation from the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of the product especially in the US may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the product in the US market and therefore the revenue from the product may be affected.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Roboligent develops AI-powered mobile Manipulator Robot (Humanoid Robot) that seamlessly integrate with human workflows, addressing labor shortages and boosting efficiency in manufacturing and healthcare. Utilizing advanced force-controlled(Soft robot) technology and artificial intelligence, we create safe, adaptable solutions for diverse applications, including medical rehabilitation. Our mission is to revolutionize industries by automating tasks, enhancing productivity, and improving quality of life, driven by our team's innovation and commitment to a future where humans and robots work harmoniously.

Business Plan

Our company has achieved early traction across diverse industries (Semiconductor fab automation, Healthcare automation, Electronic production, Meat Process Automation), indicating a broad market potential for our robots.
Strategic partnerships with established entities like LG, GOSUNG ENG, and the U.S. Air Force provide significant credibility and market access.
Government and academic recognition through an STTR grant and collaboration with the University of Texas at Austin and Infineon underscore the innovative nature and potential impact of our technology.

Initial purchases and ongoing Proofs of Concept (PoCs) demonstrate early customer adoption and validate market demand.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bongsu Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chair of Board Dates of Service: May, 2016 - Present Position: Chief Executive Officer Dates of Service: May, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bongsu Kim's current primary role is with the Issuer. Positions and offices currently held with the issuer: Position: Chair of Board Dates of Service: May, 2016 - Present Responsibilities: Responsible for running board meetings. The compensation information is included in the section of the CEO position. Position: Chief Executive Officer Dates of Service: May, 2016 - Present Responsibilities: responsible for decision-making, day-to-day execution, and strategic planning.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Bongsu Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chair of Board Dates of Service: May, 2016 - Present Position: Chief Executive Officer Dates of Service: May, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bongsu Kim's current primary role is with the Issuer. Positions and offices currently held with the issuer: Position: Chair of Board Dates of Service: May, 2016 - Present Responsibilities: Responsible for running board meetings. The compensation information is included in the section of the CEO position. Position: Chief Executive Officer Dates of Service: May, 2016 - Present Responsibilities: responsible for decision-making, day-to-day execution, and strategic planning.

Education

Name

Seonhwa Shin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Operating Officer Dates of Service: May, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Seonhwa Shin's current primary role is with the Issuer. Positions and offices currently held with the issuer: Position: Chief Operating Officer Dates of Service: May, 2016 - Present Responsibilities: Responsible for the day-to-day operation and sales/marketing management.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Seed SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,397,428
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

Type of security	Seed Common Stock
Amount outstanding	13,974,126
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Auto Loan
Name of creditor	TD Auto Finance
Amount outstanding	8,932.46
Interest rate and payment schedule	4.34%
Amortization schedule	
Describe any collateral or security	
Maturity date	August 12, 2027
Other material terms	

Type of debt	Other
Name of creditor	Lee and Hayes PC, INSPIRALIA USA, INC., etc supply vencdors
Amount outstanding	183,478.58
Interest rate and payment schedule	No interest
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 2025
Other material terms	Patent fee, material costs for manufacturing, and consulting fee

The total amount of outstanding debt of the company is $192,411.04.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	500,000		The money was used for developing prototypes .	April 27, 2022	Section 4(a)(2)
Common Stock	354,778	$112,628.00	The money was used for developing prototypes	November 29, 2021	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Bongsu Kim	34.4%
Gosung Engineering Co., Ltd	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Many startups have been experiencing liquidity crises continuing from 2023 into 2024. However, Roboligent started selling robotic arms in 2024 and has gradually begun to promote its products in the market. In 2024, we successfully closed our Seed funding round and, by hiring more engineers, we are exploring new markets using our robots not only in rehabilitation robotics but also in the automation sector. Although further preparation is needed for a full-fledged market entry, we plan to enter the market in earnest through Series A funding, conducting PoCs (Proofs of Concept) and more, from the end of 2025 to early 2026.

As we were selected for the first phase of the Air Force STTR I and II grants in early 2024, we had the opportunity to explore how Roboligent''s rehabilitation robots can be applied in real military hospitals. In collaboration with UT Austin, we will collect data on the rehabilitation treatments that are most needed by real soldiers and conduct trials. In addition, we will prepare to equip a production line to produce and sell robotic arms needed in the fields of machine learning and AI.

Liquidity and Capital Resources

On April 27, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On November 29, 2021 the Company conducted an offering pursuant to Regulation CF and raised $112,628.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We secured a $2M Series Seed funding round in 2024 and obtained a $1.8M STTR grant from the Air Force.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Bongsu Kim
(Signature)

Bongsu Kim
(Name)

Chair of Board and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Roboligent, Inc.
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
1111 TOTAL BUS CHK (7100)	500,977.84
1112 TOTAL BUS CHK (8589)	298,647.92
1131 CD 1633	1,000,000.00
Cash	0.00
Total Bank Accounts	$ 1,799,625.76
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	$ 0.00
Other Current Assets	
1400 Inventory	154,461.32
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	$ 154,461.32
Total Current Assets	$ 1,954,087.08
Fixed Assets	
1520 Leasehold Improvements	0.00
1540 Machine & Equipment	57,997.14
1570 Vehicles	21,315.40
1580 Software	18,375.00
1690 Accumulated Depreciation	-36,711.18
Total Fixed Assets	$ 60,976.36
Other Assets	
1710 Security Deposit	5,000.00
Total Other Assets	$ 5,000.00
TOTAL ASSETS	$ 2,020,063.44
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	183,478.58
Total Accounts Payable	$ 183,478.58
Credit Cards	
2210 Business Credit Card_1091	30,422.03
2212 Business Credit Card_1287	969.97
2220 Credit Card_0688	2,862.42
2230 Credit Card_4408	26,988.82
2240 Amazon Business credit card 1005	701.24
Total Credit Cards	$ 61,944.48
Other Current Liabilities	
2320 Payroll Liabilities	0.00

2360 Short term Loan Payable			0.00
2400 Other Liab - Current			5,976.16
2450 Customer Advance			182,000.00
Total Other Current Liabilities		$	187,976.16
Total Current Liabilities		$	433,399.22
Long-Term Liabilities			
2640 Auto Loan			8,932.46
LTD			0.00
Total Long-Term Liabilities		$	8,932.46
Total Liabilities		$	442,331.68
Equity			
3100 Common Stock			8,086.88
3200 Preferred Stock			4,192.29
3600 APIC			3,254,590.17
3800 SAFE			0.00
Exchange - Temp			0.00
Opening Balance Equity			0.00
Retained Earnings			-1,247,897.85
Net Income			-441,239.73
Total Equity		$	1,577,731.76
TOTAL LIABILITIES AND EQUITY		$	2,020,063.44

Roboligent, Inc.
Profit and Loss
January - December 2024

		Total
Income		
4100 Sales of Product Income		97,000.00
4200 Services		0.00
4400 Government Grants		659,965.00
Total Income	$	**756,965.00**
Cost of Goods Sold		
5100 Cost of Goods Sold		156,044.70
Total Cost of Goods Sold	$	**156,044.70**
Gross Profit	$	**600,920.30**
Expenses		
5999 Supplies & Materials		0.00
6100 Payroll Expenses		385,744.86
6200 *Professional Fee		
6210 Legal Fees		96,330.13
6220 Accounting/Tax		4,650.00
6230 Research & Development Service		33,259.00
6240 Consulting Service		335,890.24
6290 Other Services		600.00
Total 6200 *Professional Fee	$	**470,729.37**
6310 Bank Charges & Fees		190.20
6320 *Insurance		
6321 Health Insurance		36,236.96
6325 Business		3,769.50
6328 Auto Insurance		354.30
Total 6320 *Insurance	$	**40,360.76**
6400 Advertising & Marketing		4,092.73
6450 Shipping, Freight & Delivery		2,846.98
6500 Depreciation		13,240.90
6600 Travel		5,413.65
6680 Meals 접대식비		2,342.58
6690 Car & Truck		41.28
6700 Rent & Lease		50,000.00
6750 Utilities		1,865.49
6800 Office Supplies & Software		31,271.52
6850 Other Business Expenses		7,877.50
6900 Taxes & Licenses		
Duty		457.54
Payroll Taxes		29,600.19
State Taxes		458.66
Total 6900 Taxes & Licenses	$	**30,516.39**
Total Expenses	$	**1,046,534.21**
Net Operating Income	-$	**445,613.91**
Other Income		

7700 Intererst Income		5,817.32
Total Other Income	$	**5,817.32**
Other Expenses		
8100 Interest Expenses		1,443.14
Total Other Expenses	$	**1,443.14**
Net Other Income	$	**4,374.18**
Net Income	-$	**441,239.73**

Monday, May 05, 2025 09:28:59 AM GMT-7 - Accrual Basis

Roboligent, Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1111 TOTAL BUS CHK (7100)	977.84
1112 TOTAL BUS CHK (8589)	30,108.71
Cash	0.00
Total Bank Accounts	$ 31,086.55
Accounts Receivable	
1200 Accounts Receivable (A/R)	34,000.00
Total Accounts Receivable	$ 34,000.00
Other Current Assets	
1400 Inventory	149,675.41
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	$ 149,675.41
Total Current Assets	$ 214,761.96
Fixed Assets	
1520 Leasehold Improvements	0.00
1540 Machine & Equipment	11,157.00
1570 Vehicles	21,315.40
1580 Software	18,375.00
1690 Accumulated Depreciation	-25,640.00
Total Fixed Assets	$ 25,207.40
Other Assets	
1710 Security Deposit	5,000.00
Total Other Assets	$ 5,000.00
TOTAL ASSETS	$ 244,969.36
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	48,859.80
Total Accounts Payable	$ 48,859.80
Credit Cards	
2210 Business Credit Card_1091	406.21
2212 Business Credit Card_1287	240.11
2220 Credit Card_0688	4,322.83
Total Credit Cards	$ 4,969.15
Other Current Liabilities	
2320 Payroll Liabilities	6,144.00
2360 Short term Loan Payable	20,000.00
2400 Other Liab - Current	0.00
2450 Customer Advance	134,000.00

Total Other Current Liabilities	$	160,144.00
Total Current Liabilities	$	213,972.95
Long-Term Liabilities		
2640 Auto Loan		12,024.59
LTD		0.00
Total Long-Term Liabilities	$	12,024.59
Total Liabilities	$	225,997.54
Equity		
3100 Common Stock		8,083.95
3600 APIC		758,785.72
3800 SAFE		500,000.00
Exchange - Temp		0.00
Opening Balance Equity		0.00
Retained Earnings		-913,634.00
Net Income		-334,263.85
Total Equity	$	18,971.82
TOTAL LIABILITIES AND EQUITY	$	244,969.36

Roboligent, Inc.
Profit and Loss
January - December 2023

		Total
Income		
4200 Services		0.00
4400 Government Grants		108,292.00
Other Income		0.00
Total Income	$	**108,292.00**
Cost of Goods Sold		
5100 Cost of Goods Sold		-48.70
Total Cost of Goods Sold	-$	**48.70**
Gross Profit	$	**108,340.70**
Expenses		
5999 Supplies & Materials		0.00
6100 Payroll Expenses		257,292.00
6200 *Professional Fee		
6210 Legal Fees		85,817.80
Total 6200 *Professional Fee	$	85,817.80
6310 Bank Charges & Fees		393.50
6320 *Insurance		17,310.18
6325 Business		2,518.00
Total 6320 *Insurance	$	19,828.18
6400 Advertising & Marketing		2,394.80
6450 Shipping, Freight & Delivery		3,162.58
6500 Depreciation		6,623.00
6600 Travel		528.57
6680 Meals 접대식비		2,871.69
6690 Car & Truck		435.75
6700 Rent & Lease		34,000.00
6750 Utilities		3,143.99
6800 Office Supplies & Software		7,631.03
6850 Other Business Expenses		3,676.87
6900 Taxes & Licenses		
Duty		86.22
Other Taxes		66.29
Payroll Taxes		19,393.82
State Taxes		224.56
Total 6900 Taxes & Licenses	$	19,770.89
Regulations for commercialization (deleted)		68.51
Total Expenses	$	**447,639.16**
Net Operating Income	-$	**339,298.46**
Other Income		
7300 Asset Disposal Gain (Loss)		-9,587.00
7800 Miscellaneous Income		15,213.46
Total Other Income	$	**5,626.46**
Other Expenses		

8100 Interest Expenses		591.85
Total Other Expenses	$	**591.85**
Net Other Income	$	**5,034.61**
Net Income	-$	**334,263.85**

Monday, May 05, 2025 09:29:17 AM GMT-7 - Accrual Basis